Exhibit 99.1

THE ENCLOSED INFORMATION CONSTITUTES REGULATED INFORMATION AS DEFINED IN THE BELGIAN ROYAL DECREE OF 14 NOVEMBER 2007 REGARDING THE DUTIES OF ISSUERS OF FINANCIAL INSTRUMENTS WHICH HAVE BEEN ADMITTED TO TRADING ON A REGULATED MARKET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO NEWCO SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE TRANSACTION DOCUMENTS WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

26 JULY 2016

REVISED AND FINAL OFFER

FOR

SABMILLER PLC BY

ANHEUSER-BUSCH INBEV SA/NV

●

Anheuser-Busch InBev SA/NV (“AB InBev”) has decided to announce the following revised and final terms of its offer to acquire the entire issued and to be issued share capital of SABMiller (the “Transaction”).

●

Except as otherwise stated in this Announcement, all of the terms and conditions of the Transaction, including the Pre-Conditions and the Conditions (set out in Appendices 1 and 2 to the 11 November 2015 Announcement (“11 November 2015 Announcement”), respectively), remain as announced on 11 November 2015.

●	Pursuant to the revised and final terms of the Transaction, each SABMiller Shareholder will now be entitled to receive:

For each SABMiller Share:           £45.00 in cash (the “Cash Consideration”)

●

The revised Cash Consideration represents an increase of £1.00 per SABMiller Share over the £44.00 Cash Consideration set out in the 11 November 2015 Announcement. The revised Cash Consideration further represents:

¡	a premium of approximately 53% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

¡	a premium of approximately 39% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

●	Pursuant to the revised and final terms of the Partial Share Alternative, SABMiller Shareholders will now be entitled to elect to receive:

For each SABMiller Share:	£4.6588 in cash (the “cash element”)

and

0.483969 Restricted Shares (the “exchange ratio”)

in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back in accordance with the terms of the Partial Share Alternative as set out in the 11 November 2015 Announcement).

The revised Partial Share Alternative is equivalent to a value of £51.14 per SABMiller Share on 25 July 2016. The stated value of the revised Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares and the restrictions on transfer that will apply to them (as set out in the 11 November 2015 Announcement and as will be described in more detail in the Transaction Documents).

●	The revised Partial Share Alternative represents, as at 25 July 2016:

¡	a premium of approximately 74% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

¡	a premium of approximately 58% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

●	The Transaction values SABMiller’s entire issued and to be issued share capital at approximately £79 billion, as at 25 July 2016.

●	AB InBev confirms that this offer is final and that it will not further increase the Cash Consideration or the cash element or the exchange ratio of the Partial Share Alternative.

●

As AB InBev has announced separately, regulatory approvals have been obtained in the EU, in the US and in South Africa, comprising satisfaction of each of the Pre-Conditions to the Transaction other than the clearance from MOFCOM in the People’s Republic of China (as set out in paragraph (c) of Appendix 1 to the 11 November 2015 Announcement) which remains outstanding as at the date of this Announcement. AB InBev has now obtained approval in 22 jurisdictions. Clearance decisions, with or without conditions, have now been obtained: in North America (US and Canada); in Asia-Pacific (Australia, India and South Korea); in Africa (Botswana, Kenya, Namibia, Swaziland, Zambia, Zimbabwe and South Africa); in Europe (the EU, Albania, Moldova, Turkey and Ukraine); and in Latin America (Chile, Colombia, Ecuador, Uruguay and Mexico). In the remaining jurisdictions where regulatory clearance is still pending, AB InBev will continue to engage proactively with the relevant authorities to address their concerns in order to obtain the necessary clearances as quickly as possible.

●	AB InBev has irrevocable undertakings from Altria Group, Inc. and BEVCO Ltd., the largest shareholders in SABMiller, to vote in favour of the SABMiller Resolutions proposed at the

UK Scheme Court Meeting and the SABMiller General Meeting (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.38% of SABMiller’s issued share capital at the close of business on 30 June 2016. In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and £3,138,153,064 in cash then such elections will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable). Further details of these irrevocable undertakings and other irrevocables obtained in relation to the transaction are set out in paragraph 19 and Appendix 4 to the 11 November 2015 Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

●

The Belgian Offer and the Belgian Merger will each require the approval of the AB InBev Shareholders. The AB InBev Directors consider the Belgian Offer and the Belgian Merger to be in the best interests of AB InBev and the AB InBev Shareholders as a whole and intend unanimously to recommend that AB InBev Shareholders vote in favour of the AB InBev Resolutions to be proposed at the AB InBev General Meeting which will be convened in connection with the Transaction.

●	AB InBev continues to focus on completing the combination as quickly as practicable.

●

The AB InBev Directors have received financial advice from Lazard in relation to the Transaction. In providing its advice to the AB InBev Directors, Lazard has relied upon the AB InBev Directors’ commercial assessment of the Transaction.

●

AB InBev intends to finance the cash consideration payable to SABMiller Shareholders pursuant to the Transaction from existing cash resources and third party debt. In accordance with Rule 2.7(d) of the City Code, Lazard, as lead financial adviser to AB InBev, is satisfied that sufficient resources are available to AB InBev to satisfy in full the cash consideration payable pursuant to the terms of the Transaction. Further information on the financing of the Transaction will be set out in the UK Scheme Document.

●

In accordance with Rule 32.2 of the City Code, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to the UK Scheme Effective Date, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the Consideration by the amount of all or part of any such excess, in the case of a Permitted Dividend, or otherwise by the amount of all or part of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Share shall be calculated by reference to the value of 0.483969 of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of a reduction in Consideration) and the amount of any dividend not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted from Bloomberg at 4.30 pm BST on the same date).

This Announcement should be read in conjunction with the full text of the 11 November 2015 Announcement (including the Appendices). The Transaction is subject to the Pre-Conditions and the Conditions and certain further terms set out in Appendices 1 and 2 to the 11 November 2015 Announcement, and to the full terms and conditions which will be set out in the Transaction Documents. Appendix 1 to this Announcement contains sources and bases of certain information contained in this Announcement. Appendix 7 to the 11 November 2015 Announcement contains the definitions of certain terms used in this Announcement.

Transaction Microsite

Further information, including all documents related to the Transaction can be found at: www.globalbrewer.com.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Enquiries:

AB InBev

Media

Marianne Amssoms	Tel: +1 212 573 9281 E-mail: marianne.amssoms@ab-inbev.com

Karen Couck	Tel: +1 212 573 9283 E-mail: karen.couck@ab-inbev.com

Kathleen Van Boxelaer	Tel: +32 16 27 68 23 E-mail: kathleen.vanboxelaer@ab-inbev.com

Investors

Graham Staley	Tel: +1 212 573 4365 E-mail: graham.staley@ab-inbev.com

Heiko Vulsieck	Tel: +32 16 27 68 88 E-mail: heiko.vulsieck@ab-inbev.com

Lauren Abbott	Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com

AB InBev Financial Advisers

Lazard – Lead Financial Adviser

Alexander Hecker / Mario Skoff	Tel: +1 212 632 6000

William Rucker / Richard Shaw / Marcus Taylor / Charlie Foreman	Tel: +44 20 7187 2000

Deutsche Bank - Financial Adviser and Corporate Broker	Tel: +44 20 7545 8000 / +27 11 775 7000

Bruce Evans / Bob Douglas / Simon Denny

Andrew Tusa / Ben Lawrence / Simon Hollingsworth

Barclays – Financial Adviser	Tel: +44 207 623 2323

Wilco Faessen / Gary Posternack / Mark Todd

BNP Paribas – Financial Adviser	Tel: +44 20 7595 2000

Eric Jacquemot / Bjorn De Carro

Merrill Lynch International – Financial Adviser	Tel: +44 20 7628 1000

Federico Aliboni / Michael Findlay / Geoff Iles

Standard Bank – Financial Adviser in relation to Africa matters	Tel: +27 11 721 8119

Fradreck Shoko / Ian Carton / Clive Potter

AB InBev Communications Adviser - Brunswick

Steve Lipin (Brunswick Group US)	Tel: +1 212 333 3810 E-mail: slipin@brunswickgroup.com

Richard Jacques (Brunswick Group UK)	Tel: +44 20 7404 5959 E-mail: rjacques@brunswickgroup.com

Freshfields Bruckhaus Deringer LLP, Cravath, Swaine & Moore, Sullivan & Cromwell LLP and Clifford Chance LLP are retained as legal advisers to AB InBev.

Important notices relating to financial advisers

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB

InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction or any other matters referred to in this Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB”), is acting as financial adviser and corporate broker to AB InBev and no other person in connection with this Announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this Announcement, any statement contained herein or otherwise.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this Announcement and is not, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this Announcement.

BNP Paribas is incorporated in France with limited liability under registration no. 662 042 449 RCS Paris and has its Registered Office at 16 boulevard des Italiens, 75009 Paris, France. 662 042 449 RCS Paris. BNP Paribas is lead supervised by the European Central Bank (ECB) and the Autorité de Contrôle Prudentiel et de Résolution (ACPR). BNP Paribas London Branch is registered in England and Wales under no. FC13447 and has its Registered Office at 10 Harewood Avenue, London NW1 6AA. BNP Paribas London Branch is authorised by the ECB, the ACPR and the Prudential Regulation Authority and is subject to regulation by the Financial Conduct Authority and Prudential Regulation Authority for activities carried out in and from the United Kingdom. Details about the extent of such authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request.

Please note that BNP Paribas is acting exclusively for AB InBev and no one else in connection with the subject matter of this Announcement, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of BNP Paribas or for providing advice in relation to the subject matter of this Announcement.

Merrill Lynch International, a subsidiary of Bank of America Corporation (“Merrill Lynch International”), which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to its clients or for providing advice in relation to the Transaction or any other matters referred to in this Announcement.

The Standard Bank of South Africa Limited (“Standard Bank”) is authorised under South African Banking Law and regulated by the South African Reserve Bank. Standard Bank is acting as financial adviser to AB InBev only in relation to certain Africa related matters arising in connection with this Announcement and, in particular, is not advising AB InBev in relation to compliance under the Takeover Code. Standard Bank is not acting for anybody else in connection with the matters referred to in this Announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this Announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this Announcement, any statement contained or referred to herein or otherwise.

Further information

This Announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise nor shall there be any sale, issuance or transfer of securities of AB InBev, Newco or SABMiller pursuant to the Transaction in any jurisdiction in contravention of applicable laws. The Transaction will be implemented solely pursuant to the terms of the Transaction Documents, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the Transaction Documents. This Announcement does not constitute a prospectus or prospectus equivalent document.

AB InBev reserves the right to elect (with the consent of the Panel and subject to the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19 to the 11 November 2015 Announcement) to implement the first step of the Transaction by way of a UK Offer and to make any necessary consequential changes to the Proposed Structure. In such event, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel and the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19 to the 11 November 2015 Announcement) an acceptance condition that is set at 90 per cent. (or such lesser percentage, as AB InBev may decide): (i) in nominal value of the shares to which such UK Offer would relate; and (ii) of the voting rights attached to those shares, and that is subject to AB InBev and/or (with the consent of the Panel) any members of the AB InBev Group having acquired or agreed to acquire, whether pursuant to the UK Offer or otherwise, shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of SABMiller, including, for this purpose, any such voting rights attaching to SABMiller Shares that are unconditionally allotted or issued before the UK Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Information relating to SABMiller Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by SABMiller Shareholders, persons with information rights and other relevant persons for the receipt of communications from SABMiller may be provided to AB InBev during the UK Offer Period as required under Section 4 of Appendix 4 of the City Code.

Overseas jurisdictions

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their SABMiller Shares with respect to the UK Scheme at the UK Scheme Court Meeting, to execute and deliver forms of proxy appointing another to vote at the UK Scheme Court Meeting on their behalf or to hold or vote Newco Shares, may be affected by the laws of the relevant jurisdictions in which they are located. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Initial Shares and/or the Restricted Shares under the Transaction to SABMiller Shareholders who are not resident in the United Kingdom or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

Further details in relation to SABMiller Shareholders in overseas jurisdictions will be contained in the UK Scheme Document.

Additional US information

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this Announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev, Newco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgment obtained in US courts. Original actions or actions for the enforcement of judgments of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Investors should be aware that AB InBev or Newco may purchase or arrange to purchase SABMiller Shares otherwise than under any takeover offer or scheme of arrangement related to the Transaction, such as in open market or privately negotiated purchases.

The first part of the implementation of the Transaction is intended to be carried out under a scheme of arrangement provided for under English company law (which requires the approval of the SABMiller Shareholders). If so, it is expected that any Initial Shares to be issued pursuant to the UK Scheme to SABMiller Shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act, provided by Section 3(a)(10) thereof.

The first part of the implementation of the Transaction may, in the circumstances provided for in this Announcement, instead be carried out by way of a takeover offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s web site at www.sec.gov and from AB InBev at www.ab-inbev.com.

Cautionary note regarding forward-looking statements

This Announcement, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Announcement include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the remaining Pre-Condition and the Conditions; the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this Announcement. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Announcement.

All forward-looking statements contained in this Announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Readers should not place undue reliance on forward-looking statements. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2016. These risk factors expressly qualify all forward-looking statements contained in this Announcement and should also be considered by the reader.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

No forecasts or estimates

No statement in this Announcement (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this Announcement should be interpreted to mean that earnings or earnings per AB InBev Share, Newco Share or per SABMiller Share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev Share, per Newco Share or per SABMiller Share.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Time

All times shown in this Announcement are London times, unless otherwise stated.

Appendix 1

SOURCES OF INFORMATION AND BASES OF CALCULATION

In this Announcement:

1.	All references to SABMiller Shares are to SABMiller ordinary shares of US$0.10 each.

2.

The aggregate value of the Transaction of approximately £79 billion is calculated based on the fully diluted share capital of SABMiller of 1,657,262,457 SABMiller Shares, assuming that Altria and BEVCO elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively and all other SABMiller Shareholders elect for the Cash Consideration.

3.

The value of the Partial Share Alternative of £51.14 in respect of each SABMiller Share is calculated by reference to the value of £46.48 per Restricted Share (based on the value of 0.483969 of an AB InBev Share valued at €114.80 as at the close of business on 25 July 2016 and GBP:EUR exchange rate of 1.1954 which was derived from data provided by Bloomberg as at 4.30pm BST on 25 July 2016) and £4.6588 in cash. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares and the restrictions on transfer that will apply to them (as set out in the 11 November 2015 Announcement).

4.	The fully diluted share capital of SABMiller of 1,657,262,457 SABMiller Shares is calculated on the basis of:

(A)	SABMiller’s issued share capital as at the close of business on 30 June 2016 of 1,622,117,877 SABMiller Shares (excluding 57,976,623 treasury shares); and

(B)

46,228,377 SABMiller Shares (excluding 51,645 cash settled options and stock appreciation rights) which may be issued on or after the date of this Announcement on the exercise of options or vesting of awards under the SABMiller Share Plans, netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016.

5.

Unless otherwise stated, all prices quoted for SABMiller Shares have been derived from the Daily Official List of the London Stock Exchange and represent closing middle market prices on the relevant date.

6.	Unless otherwise stated, all prices quoted for AB InBev Shares have been derived from Bloomberg and represent closing middle market prices on the relevant date.

7.	Unless otherwise stated:

(A)

historical financial information relating to AB InBev has been extracted or derived (without material adjustment) from the audited financial statements of AB InBev contained in AB InBev’s Annual Report and Accounts and Form 20-F for the financial year ended 31 December 2015 or from AB InBev’s management sources; and

(B)

historical financial information relating to SABMiller has been extracted or derived (without material adjustment) from the audited financial statements of SABMiller contained in SABMiller’s Annual Report and Accounts for the financial year ended 31 March 2016.

8.	Certain figures included in this Announcement have been subject to rounding adjustments.

9.	Volume weighted average prices are derived from Bloomberg data and based on the volume weighted intra-day volume weighted average price.